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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

ElkCorp
(Name of Subject Company (Issuer))

Building Materials Corporation of America
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

Building Materials Corporation of America
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$901,846,680	$96,497.60

* The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $40.00 per share by the sum of (i) the 20,624,468 shares of common stock, par value $1.00 per share, of ElkCorp (the "Shares"), issued and outstanding as of January 5, 2007, according to the Schedule 14D-9 filed by ElkCorp with the Securities and Exchange Commission on January 8, 2007 (as amended, the "Schedule 14D-9"); (ii) the stock options granted to purchase 1,339,999 Shares issued and outstanding as of January 5, 2007, according to the Schedule 14D-9; and (iii) the 581,700 Shares subject to outstanding performance share awards as of January 5, 2007, according to the Schedule 14D-9.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$96,793.22	Filing Party:	Building Materials
Form or Registration No.:	005-02742		Corporation of America
		Date Filed:	December 20, 2006, January 3, 2007, January 8, 2007 and January 9, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐
Check the appropriate boxes below to designate any transactions to which the statement relates.

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this "Amended Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 20, 2006, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on January 3, 2007, by Amendment No. 2 thereto filed with the Commission on January 8, 2007 and by Amendment No. 3 filed thereto with the Commission on January 9, 2007, by Building Materials Corporation of America (including any successor thereto, the "Purchaser"), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $40.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated December 20, 2006 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

        The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 9 and Item 11 in the Schedule TO.

        Item 11 of the Schedule TO, which incorporates the information contained in the Offer to Purchase is hereby amended by adding to the end of Section 11—"Background of The Offer; Contacts with the Company"—of the Offer to Purchase the following:

  On Thursday, January 18, 2007, the Purchaser announced that it was withdrawing and terminating the Offer, and that no tenders of Shares will be accepted, and any Shares previously tendered will promptly be returned. The Offer had been scheduled to expire at 5:00 p.m., New York City time, on Tuesday, January 23, 2007. The Purchaser terminated the Offer because on January 16, 2007, the Company announced that it had amended its merger agreement with affiliates of The Carlyle Group such that those affiliates would launch a tender offer on January 18, 2007. The Purchaser decided, consistent with the two-step transaction structure in the merger agreement that it has been negotiating with the Company, to have certain of its subsidiaries make an offer directly to the Company's stockholders. Accordingly, the Offer has been terminated pursuant to Section 14(7) of the Offer to Purchase. The full text of a press release, dated January 18, 2007, issued by the Purchaser with respect to such announcement is filed herewith as Exhibit (a)(1)(R) and is incorporated herein by reference.

1

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(R)	Press Release, dated January 18, 2007.

2

SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of January 18, 2007 that the information set forth in this statement is true, complete and correct.

Building Materials Corporation of America
By:	/s/ ROBERT B. TAFARO
Name: Robert B. Tafaro Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated December 20, 2006. *
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan. *
(a)(1)(G)	Trustee Direction Form. *
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(1)(I)	Press Release Issued by Purchaser, dated December 20, 2006, Announcing the Commencement of the Offer. *
(a)(1)(J)	Summary Advertisement, dated December 20, 2006, Appearing in the New York Times. *
(a)(1)(K)	Press Release, dated December 17, 2006. *
(a)(1)(L)	Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp. *
(a)(1)(M)	Press Release, dated December 18, 2006. *
(a)(1)(N)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp. *
(a)(1)(O)	Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006. *
(a)(1)(P)	Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *
(a)(1)(Q)	Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *
(a)(1)(R)	Press Release, dated January 18, 2007.
(b)(1)	Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Building Materials Corporation of America, dated December 18, 2006. *
(b)(2)	Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch and Building Materials Corporation of America, dated December 18, 2006. *
(d)(1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, Heyman Investment Associates Limited Partnership and Purchaser. *

*
Previously filed.

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CALCULATION OF FILING FEE
SCHEDULE TO
SIGNATURE
EXHIBIT INDEX